SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OI S.A.

(Name of Subject Company (Issuer))

PHAROL, SGPS S.A.

(Name of Person(s) Filing Statement (Shareholder of Offeror))

Preferred shares, without par value (including in the form of American Depositary Shares) (Title of Class of Securities)	N/A 670851 401 (CUSIP Number of Class of Securities)

Luis Sousa de Macedo

Investor Relations Director
Pharol, SGPS S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701

With a Copy to:

John C. Ericson

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

+1 (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*                 A filing fee is not required in connection with this filing as it related solely to preliminary communications made before the commencement of a tender offer.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

IMPORTANT NOTICE

The attached communications have been made public by Pharol, SGPS S.A. (the “Company”), given its shareholder interest in Oi S.A. (the “Issuer”).  Investors are urged to read the Issuer’s Tender Offer Statement on Schedule TO when it is filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Tender Offer Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials may contain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of the Company’s business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions, as they relate to the Company are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of the Company and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications the Company files with the SEC.

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EXHIBIT INDEX

Exhibit	Description of Exhibit
1.

Announcement by Pharol, SGPS S.A., dated July 31, 2015 “PHAROL, SGPS S.A. informs regarding new events in respect of events pertaining to the new Oi structure,” attaching a Notice to the Market by Oi S.A.

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